Skadden, Arps, Slate, Meagher & Flom LLP	Willkie Farr & Gallagher LLP
Four Times Square	787 Seventh Avenue
New York, New York 10036	New York, New York 10019
November 16, 2011
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Max A. Webb, Esq. Assistant Director Office of Mergers and Acquisitions

RE:	M & F Worldwide Corp.
Amendment No. 2 to the Schedule 13E-3 by Ronald O. Perelman,
MacAndrews & Forbes Holdings, Inc., M & F Worldwide Corp.,
MX Holdings One, LLC, MX Holdings Two, Inc.,
MFW Holdings One LLC, and MFW Holdings Two LLC
File No. 005-46325
Filed November 10, 2011
Amendment No. 1 to the Preliminary Proxy Statement
on Schedule 14A
File No. 001-13780
Filed November 1, 2011
Dear Mr. Webb:
          On behalf of M & F Worldwide Corp. (“M & F Worldwide”), Ronald O. Perelman, MacAndrews & Forbes Holdings, Inc., MX Holdings One, LLC, MX

Max A. Webb, Esq.
United States Securities and Exchange Commission
November 16, 2011

Holdings Two, Inc., MFW Holdings One LLC and MFW Holdings Two LLC (together, the “Filing Persons”), set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in your letter dated November 14, 2011 (the “Comment Letter”) relating to Amendment No. 2 to the Schedule 13E-3 (File No. 005-46325) (the “Schedule 13E-3”) filed by the Filing Persons on November 10, 2011, and Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A (File No. 001-13780) (the “Proxy Statement”) filed by M & F Worldwide on November 1, 2011. Concurrently with this response, the Filing Persons are filing an amendment to the Schedule 13E-3 and M & F Worldwide is filing an amended Proxy Statement. Terms used herein and otherwise not defined herein shall have the meanings assigned to such terms in the Proxy Statement. References herein to page numbers of the Proxy Statement refer to page numbers in the amended Proxy Statement being filed concurrently herewith. The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter and, to facilitate your review, we have reproduced the text of the Staff’s comments in italics below.
Schedule 14A
Background of the Merger, page 18
1.	We note your response to prior comment 4. Please briefly describe, preferably in a separate section of the document, the results of the analyses presented by Evercore on August 17, 2011, which led it to advise the board of directors that potential strategic alternatives would not likely generate significant value to the Company’s stockholders. Your revisions simply set forth the names of the analyses conducted and the ultimate conclusion of Evercore.

We will revise page 24 of the Proxy Statement to delete the last sentence of the paragraph which begins “On August 17, 2011, the special committee met...” and replace it with the following disclosure:

“See ‘ Special Factors—Evercore Presentation to the Special Committee on August 17, 2011’.”

We will revise page 24 of the Proxy Statement to delete the first sentence of the paragraph which begins “In light of Evercore’s view...” and replace it with the following disclosure:

Max A. Webb, Esq.
United States Securities and Exchange Commission
November 16, 2011

“In light of Evercore’s view that potential strategic alternatives (other than a hypothetical sale for cash of selected assets of HCHC to a company in HCHC’s industry, as described in “Special Factors — Evercore Presentation to the Special Committee on August 17, 2011”, if such a hypothetical sale could be completed) would not likely generate significant incremental value for the Company’s stockholders, and in light of the risks and uncertainties involved in other potential alternatives, including, significantly, the statement made by Holdings in its proposal letter that it would not consider selling its stake in the Company or vote in favor of any such alternative transaction and the lack of historical interest on the part of the other company in such hypothetical sale, the special committee did not believe that strategic alternative transactions to the merger were realistic.”

We will revise page 35 of the Proxy Statement to add a new section entitled “Special Factors—Evercore Presentation to the Special Committee on August 17, 2011”, which will contain the following disclosure:

“Evercore Presentation to the Special Committee on August 17, 2011

On August 17, 2011, Evercore discussed with the special committee the considerations and financial analyses relating to a hypothetical sale for cash of selected assets of HCHC to a company in HCHC’s industry. Evercore’s analyses assumed that the HCHC assets would be sold on a cash-free and debt-free basis for 100% cash consideration, for gross proceeds ranging from $1,500 million to $1,800 million. Based on these and other assumptions, Evercore presented, among other things, (i) an illustrative range of potential run-rate cost synergies resulting from the hypothetical transaction of $50 million to $150 million, (ii) an illustrative accretion/dilution analysis for the hypothetical purchaser and (iii) the potential net cash proceeds to the Company, the Company’s potential pro forma capital structure and the potential pro forma value per share of common stock as a result of the transaction. This latter analysis indicated (i) potential net cash proceeds to the Company of $1.483 billion to $1.672 billion and (ii) a potential pro forma value per share of common stock in the range of $19.46 to $37.83. Evercore noted that there was significant execution risk involved in such a transaction and that there was a lack of historical interest on the part of the other company in such an acquisition. The special committee discussed with its advisors whether such a transaction would require a shareholder vote, whether it would trigger the Company’s debt covenants and whether such a transaction could be accomplished in a tax-efficient manner.”

2.	In prior comment 4, we noted that certain of the analyses performed by the financial advisors contemplated M & F Worldwide remaining a reporting

Max A. Webb, Esq.
United States Securities and Exchange Commission
November 16, 2011

company, and asked that you disclose the results of these analyses and the consideration given to them by the board of directors. Please provide this disclosure, preferably in a separate section of the document.

We will revise page 23 of the Proxy Statement to amend the paragraph which begins “On August 10, 2011, the special committee met...” as follows:

“On August 10, 2011, the special committee met in person (with Mr. Dinh in attendance by telephone) with its legal and financial advisors to discuss the Company’s projections in detail, including the updated financial projections Evercore had received from HCHC, and to hear and discuss Evercore’s preliminary views on valuation. Evercore discussed with the special committee the differences between the original financial projections Evercore had received and the updated financial projections and described for the special committee the factors that HCHC’s management had said contributed to the changes in the financial projections. See “Special Factors—Projected Financial Information”. Representatives of Evercore reviewed and discussed with the special committee information regarding the Company’s historical stock price performance and certain historical trading multiples, and the special committee discussed with its financial advisors the impact of current market volatility on the Company and its stock price. Evercore also reviewed and discussed with the special committee its preliminary financial analyses, based on the updated financial projections, including an analysis of selected publicly traded companies, a discounted cash flow analysis, an illustrative analysis of the present value of the future price of common stock, an analysis of selected precedent transactions and an analysis of historical premiums paid in precedent transactions. ~~These analyses were later updated, based on updated refinancing assumptions received by Evercore on August 31, 2011, in Evercore’s final presentation to the special committee on September 10, 2011. See “Special Factors—Opinion of Evercore Group L.L.C.”~~. Evercore’s presentation noted that the updated financial projections resulted in a lower implied per share equity reference range for common stock than did the original financing projections in the case of its analysis of selected publicly traded companies, discounted cash flow analysis and illustrative analysis of the present value of the future price of common stock. These analyses were later updated in Evercore’s final presentation to the special committee on September 10, 2011, based on updated refinancing assumptions received by Evercore on August 31, 2011. There were no material differences between the results of the analyses Evercore presented on August 10, 2011 and those it presented on September 10, 2011, except that the illustrative analysis of the present value of the future stock price of common stock

Max A. Webb, Esq.
United States Securities and Exchange Commission
November 16, 2011

presented on August 10, 2011 indicated an implied per share equity reference range for the Company of $21.87 to $31.24, which was higher than the range presented on September 10, 2011 due to the updated refinancing assumptions. See ‘Special Factors—Opinion of Evercore Group L.L.C.’ Evercore then provided the special committee with its views as to potential strategic alternatives available to the Company, including a sale to Holdings, potential divestitures, a possible sale to a third party buyer and maintaining the status quo, and regarding the Company’s ability to realize value from any such potential strategic alternative. With respect to the potential strategic alternative of maintaining the status quo, the special committee was aware that Evercore’s preliminary analysis of selected publicly traded companies, discounted cash flow analysis and illustrative analysis of the present value of the future price of common stock contemplated the Company’s remaining a publicly traded company, but the special committee did not consider this subset of Evercore’s valuation analyses apart from all of the analyses presented by Evercore. After further discussions with its legal and financial advisors, the special committee requested that Evercore conduct further analysis regarding a hypothetical alternative strategic transaction with a company involved in a business similar to that of HCHC.”

In addition, as described above, we will revise the Proxy Statement to add a new section entitled “Special Factors—Evercore Presentation to the Special Committee on August 17, 2011”, which section discloses the results of certain other analyses performed by Evercore which contemplate the Company remaining a reporting company.
Analysis of Selected Publicly Traded Companies, page 40
3.	We note your response to prior comment 27. Please disclose the methods you describe in your response. Please also describe how Evercore determined to use a below average multiple for each division.

We will revise page 41 of the Proxy Statement to add after the first sentence of the paragraph which begins “Evercore then applied a range of selected multiples of 5.0x to 5.5x 2012E Adjusted EBITDA” the following disclosure:

“By way of reference, HCHC contributed approximately 64%, Harland Financial Solutions contributed approximately 19%, Scantron contributed approximately 10% and Mafco Flavors contributed approximately 7% to the Company’s 2012E Adjusted EBITDA. Thus, in deriving the range of multiples of 5.0x to 5.5x, Evercore gave more weight to the multiples derived

Max A. Webb, Esq.
United States Securities and Exchange Commission
November 16, 2011

for the HCHC Selected Companies than to the multiples derived for the Harland Financial Solutions Selected Companies, the Scantron Selected Companies or the Mafco Selected Companies. Evercore did not average or calculate the mean or median multiples for each category of selected companies, nor did Evercore simply average or calculate the mean or median multiples for the selected companies as a group.”
Present Value of Future Stock Price Analysis, page 42
4.	We note your response to prior comment 28 and continue to believe that you should revise your disclosure to specify how Evercore determined to use a discount rate of 22.5 to 27.5% for this analysis. A representative sampling of the precedent transactions and recent analyses performed by Evercore show rates ranging from 7.5 to 13%. As stated in our prior comment, we understand that Evercore used the capital asset pricing model and employed judgment in performing this analysis. Please disclose the specific factors considered by Evercore in making this determination.

We will revise page 42 of the Proxy Statement to add before the last sentence of the paragraph which begins “Evercore performed an illustrative analysis of the present value...” the following disclosure:

“In particular, the discount rate range chosen by Evercore reflected the highly leveraged nature of the Company as well as the small capitalization of the Company.”
Selected Precedent Transactions Analysis, page 42
5.	We note your response to prior comment 31 and reissue the comment. Please disclose the factors that contributed to Evercore’s determination to use a range of selected multiples of 5.5x to 6.5x in this analysis, given that the precedent multiples appear to have exceeded this range in all instances but one, and the mean and median values were 8.0x and 7.9x, respectively.

We will revise page 46 of the Proxy Statement to delete the second sentence of the paragraph which begins “Evercore then applied a range of selected multiples of 5.5x to 6.5x LFQ Adjusted EBITDA...” and replace it with the following disclosure:

“For example, based on HCHC’s contribution of approximately 68% to the Company’s LFQ Adjusted EBITDA, Evercore gave significantly more

Max A. Webb, Esq.
United States Securities and Exchange Commission
November 16, 2011

weight to the multiples derived for the Printing Services transactions than to the multiples derived for the Financial Solutions, Education Technology or Flavor and Fragrances transactions. Evercore did not average or calculate the mean or median multiples for each category of selected transactions, nor did Evercore simply average or calculate the mean or median multiples for the selected transactions as a group. Moreover, Evercore derived this range of selected multiples, which was lower than the mean or median multiples in each of the four categories of selected transactions, based on its professional judgment and experience, including its understanding of the size, product diversity, commodity exposure, relative profitability and expected growth of the Company’s operating divisions, rather than a purely quantitative application of the multiples from the selected transactions discussed above.”
Voting by Proxy, page 78
6.	We note your response to prior comment 14. Please advise how, in formulating your disclosure, you considered Delaware case law, which we understand to hold that broker non-votes are counted as present for quorum purposes. In your response, please refer to Berlin v. Emerald Partners and Atterbury v. Consolidated Coppermines.

We will revise page 15 of the Proxy Statement to delete the words “and entitled to vote on the matter” in the answer which begins “The proposal to adjourn the special meeting, if necessary or appropriate...”.

We will revise page 79 of the Proxy Statement to delete the third sentence of the paragraph which begins “In accordance with the rules of the NYSE...” and replace it with the following disclosure:

“Under such circumstance, a ‘broker non-vote’ would arise. Broker non-votes, if any, will be counted for purposes of determining whether a quorum is present at the special meeting and will have the same effect as a vote against the approval of the Merger Agreement and the proposal regarding the adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies.”
*     *     *

Max A. Webb, Esq.
United States Securities and Exchange Commission
November 16, 2011

     If you have any questions with respect to the foregoing, please contact Alan C. Myers at (212) 735-3780 or Michael A. Schwartz at (212) 728-8267.

Very truly yours,
/s/ Alan C. Myers
Alan C. Myers

/s/ Michael A. Schwartz
Michael A. Schwartz

cc:	Mr. Paul G. Savas Michael C. Borofsky, Esq.